ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
Yana D. Guss T +1 617 951 7109 yana.guss@ropesgray.com
April 17, 2020

By EDGAR Ms. Valerie Lithotomos U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549-4720

Re:	Post-Effective Amendment No. 27 to Registration Statement on Form N-1A for Barings Funds Trust (the “Registrant”), on behalf of Barings Active Short Duration Bond Fund (the “Fund”), a series of the Registrant

File Nos.: 333-188840, 811-22845

Dear Ms. Lithotomos:

This letter provides the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Post-Effective Amendment to the Registration Statement, filed with the Commission on February 19, 2020. The Staff’s comments were provided to Yana Guss and Amin Danai of Ropes & Gray LLP, counsel to the Registrant, telephonically on March 9, 2020. The Staff’s comments are summarized below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus

1.	Comment. Regarding recoupment of amounts waived or reimbursed by the Manager, the Registrant should disclose in footnote 3 to the table “Fees and Expenses of the Fund” that it may only make repayments to the Manager if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed either: (1) the expense cap in place at the time such amounts were waived; or (2) the current expense cap.

Response. The Registrant respectfully declines to make a change to footnote 3. The Registrant notes that the expense waiver has not changed since the inception of the Fund and the Manager has no plans to change the waiver. In the event the Manager proposes a change to the expense waiver, it will reconsider the Commission’s comment and make appropriate changes to the fee table disclosure.

2.	Comment. Please consider listing the Principal Risks in order of significance instead of in alphabetical order.

Response. The Registrant has the following disclosure in the preamble to the risk disclosure that highlights, in boldface text, certain principal risks of the Fund:

“An investment in the Fund involves risks, including Fixed Income Securities Risk, Mortgage- and Asset-Backed Securities Risk and Interest Rate Risk. Summary descriptions of these and other principal risks of investing in the Fund (either directly or through its investments in underlying funds) are provided below (in alphabetical order).”

The Registrant believes that the significance of any specific risk to an investment in the Fund will vary over time, depending on the composition of the Fund’s portfolio, market conditions, and other factors, and that any one or more of the Fund’s principal risks may result in losses to the Fund. The Registrant believes the disclosure, as presented, calls the attention of readers to certain principal risks of the Fund, without de-emphasizing other principal risks, and that the use of alphabetical order makes it easier for an investor to find particular risks in which he or she is interested. The Registrant respectfully declines to make other changes to the order of the Principal Risks presented at this time.

3.	Comment. Please explain supplementally how the Fund plans to value derivatives for purposes of complying with the 80% test of Rule 35d-1 under the 1940 Act.

Response. For purposes of determining compliance with its Rule 35d-1 Policy, the Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. In many instances, the Fund will count only the market value of a derivative instrument toward its Rule 35d-1 Policy. However, consistent with the purposes of Rule 35d-1, the Fund reserves the flexibility to use a derivative contract's notional value when it believes notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund's name. The Registrant notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with "equity" in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures (but uses a market-value test with respect to those futures), would satisfy its Rule 35d-1 Policy notwithstanding that it had practically no economic exposure to equity investments. The Registrant includes the following disclosure on this point in the Statement of Additional Information:

“To the extent that a Fund counts derivatives towards compliance with its 80% policy, such instruments will be valued based on their market value or fair value (determined in accordance with the Fund’s valuation procedures) or, when the adviser determines that the notional value of such instruments is a more appropriate measure of the Fund’s exposure to economic characteristics of investments that are consistent with the Fund’s 80% policy, at such notional value.”

4.	Comment. In connection with the current Coronavirus crisis, please consider whether to include risk disclosure about pandemics.

Response. The Registrant will add the following to Fund’s Prospectus and Statement of Additional Information:

Prospectus: (underlined text to be added)

Market Risk. The value of a Fund’s portfolio securities may decline, at times sharply and unpredictably, as a result of unfavorable market-induced changes affecting particular industries, sectors, or issuers. Stock and bond markets can decline significantly in response to issuer, market, economic, industry, political regulatory, geopolitical or other conditions, as well as investor perceptions of these conditions. Such conditions may include war, terrorism, natural and environmental disasters and epidemics or pandemics (including the recent coronavirus pandemic), which may be highly disruptive to economies and markets. Such conditions may also adversely affect the liquidity of a Fund’s securities. A Fund is subject to risks affecting issuers, such as management performance, financial leverage, industry problems, and reduced demand for goods or services.

Statement of Additional Information: (new disclosure to be added)

“Terrorism, War, Natural Disasters and Epidemics. Terrorism, war and related geopolitical events (and their aftermath) have led, and in the future may lead, to increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. Likewise, natural and environmental disasters, such as, for example, earthquakes, fires, floods, hurricanes, tsunamis and weather-related phenomena generally, as well as widespread epidemics, can be highly disruptive to economies and markets, adversely affecting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of the Funds' investments.

The recent coronavirus outbreak has resulted in travel restrictions and disruptions, closed borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, quarantines, event cancellations and restrictions, service cancellations or reductions, disruptions to business operations, supply chains and customer activity, lower consumer demand for goods and services, as well as general concern and uncertainty that has negatively affected the economic environment. The impact of this outbreak and any other epidemic or pandemic that may arise in the future could adversely affect the economies of many nations or the entire global economy, the financial performance of individual issuers, borrowers and sectors and the health of capital markets and other markets generally in potentially significant and unforeseen ways. This crisis or other public health crises may also exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the coronavirus outbreak and its effects cannot be determined with certainty. The foregoing could lead to a significant economic downturn or recession, increased market volatility, a greater number of market closures, higher default rates and adverse effects on the values and liquidity of securities or other assets. Such impacts, which may vary across asset classes, may adversely affect the performance of the Fund’s investments, the Fund and your investment in the Fund.”

5.	Comment. Please confirm that Appendix A to the Prospectus contains all applicable intermediary-specific sales charge reductions and waivers.

Response. The Registrant confirms that Appendix A contains all applicable intermediary-specific sales charge reductions and waivers.

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Yana D. Guss

Yana D. Guss